EXHIBIT 99.1

Osisko Enhances Its Silver Stream on Mantos Blancos as Part of Comprehensive Financing Package For Concentrator Expansion

MONTREAL, Sept. 03, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”) has entered into a definitive agreement with Mantos Copper S.A. (“Mantos Copper”) to enhance its existing Silver Purchase Agreement (the “Stream Amendment Transaction”) with respect to 100% of the silver produced from the Mantos Blancos copper mine located in Chile (the “Project”).  The Stream Amendment Transaction is part of a comprehensive US$250 million financing package entered into by Mantos Copper to expand the Project’s sulphide concentrator plant (the “Expansion”).

Sean Roosen, Chair and CEO of Osisko stated: “Osisko is pleased to continue to build on its partnership with Mantos Copper and help finance the expansion of the Mantos Blancos mine.  Mantos Blancos is a long-life asset operated by a high-quality team with a proven track record operating in South America.  This transaction is expected to be immediately accretive to Osisko’s cash flow per share and follows Osisko’s strategy of strengthening its portfolio through investment in high-quality projects in top tier jurisdictions.”

Under the terms of the Stream Amendment Transaction, OBL has agreed to provide an additional deposit of US$25 million to Mantos Copper in exchange for certain amendments to the existing Silver Purchase Agreement, including:

  reduction of the ongoing transfer price payment per ounce from 25% to 8% of the spot silver price on the date of delivery; and
  increase in the tail stream from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered.

Mantos Copper’s right to buy back 50% of the silver stream in September 2019 or 2020 has also been terminated.

Benefits to Osisko include:

  Additional exposure to a long-life asset with further production upside and mine life extension potential;
  Immediately increases cash margin per ounce and annual cash flow from the silver stream; and
  Expansion of the Project increases the value of OBL’s existing silver stream.

Concurrent with the Stream Amendment Transaction, Mantos Copper has entered into definitive agreements for a US$150 million offtake facility from Complejo Metalurgico Altonorte S.A. and a US$50 million copper royalty agreement with Anglo Pacific Group PLC.  Together with US$25 million of committed equity funding from Mantos Copper’s majority shareholder, Orion Mine Finance, the combined proceeds will fund the US$219 million capital cost of the Expansion and associated working capital requirements.

The Expansion is expected to increase the throughput of the Project’s sulphide concentrator plant from 4.3 Mtpa to 7.3 Mtpa by mid-2021 and extend the life of the Project to 2035.  Upon completion of the Expansion, the Project is expected to produce an average of 52 Kt of copper per annum at an average C1 cash cost of US$1.87 per pound (including by-product credits) during the first 10 years, with both production upside and mine life extension potential.

Life-of-mine deliveries of refined silver to OBL under the amended Silver Purchase Agreement are expected to total over 13.9 million ounces, with annual deliveries during the first five years following commissioning of the Expansion expected to average approximately 1.2 million ounces of refined silver per year.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.4% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur, including the anticipated financial and other impacts of the Stream Amendment Transaction and the Expansion, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com